                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-6B-2
                           Certificate of Notification

         Filed by a registered holding company or subsidiary thereof pursuant to
Rule U-20-(d) or U-47 or U-52,  adopted under the Public Utility Holding Company
Act of 1935, as amended.

Certificate is filed by:

NATIONAL FUEL GAS COMPANY ("NFG")
NATIONAL FUEL GAS SUPPLY CORPORATION ("NFGSC")
SENECA RESOURCES CORPORATION ("SENECA")
HIGHLAND FOREST RESOURCES, INC., F/K/A HIGHLAND LAND &
         MINERALS, INC. ("HIGHLAND")
LEIDY HUB, INC. ("LEIDY")
DATA-TRACK ACCOUNT SERVICES, INC. ("DATA TRACK")
NATIONAL FUEL RESOURCES, INC. ("NFR")
HORIZON ENERGY DEVELOPMENT, INC. ("HORIZON")
SENECA INDEPENDENCE PIPELINE COMPANY ("SIP")
NIAGARA INDEPENDENCE MARKETING COMPANY ("NIAGARA")
UPSTATE ENERGY INC., F/K/A NIAGARA ENERGY TRADING INC. ("UPSTATE")
UNITED ENERGY, A.S., F/K/A PRVNI SEVEROZAPADNI
         TEPLARENSKA, A.S., ("UNITED")
HORIZON POWER, INC. F/K/A NFR POWER, INC. ("POWER")
NATIONAL FUEL EXPLORATION CORP. ("NFEC")
HORIZON ENERGY DEVELOPMENT B.V. ("HORIZON B.V.")

         This certificate constitutes notice that the above named companies have, during the quarter ended September 30, 2001, issued, renewed or guaranteed the securities or instruments  described herein which issue, renewal or guaranty was exempted from the  provisions of Section 6(a) of the Act and was neither the specific subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.       Type of securities or instruments :Six types:

         Security A: Loans to and contributions by non-utility subsidiaries made through the National Fuel Gas Company Money Pool, operated in accordance with the Money Pool agreement filed in SEC
                     File No. 70-9153;
         Security B: Demand Notes issued by United
         Security C: Demand Notes issued by Horizon
         Security D: Demand Notes issued by NFEC
         Security E: Demand Notes issued by Horizon B.V.
         Security F: Demand Notes issued by Power

2.       Issue, renewal or guaranty:  Security A:  issue
                                      Security B:  issue
                                      Security C:  issue
                                      Security D:  issue
                                      Security E:  issue
                                      Security F:  issue

3.       Principal amount of each security:
                                      Security A:  See Exhibit A for detail of
                                                   loans from and contributions
                                                   to the Money Pool.
                                      Security B:  See Exhibit B
                                      Security C:  See Exhibit C
                                      Security D:  See Exhibit D
                                      Security E:  See Exhibit E
                                      Security F:  See Exhibit F

4.       Rate of interest per annum of each security:
                                      Security A:  See Exhibit A
                                      Security B:  See Exhibit B
                                      Security C:  See Exhibit C
                                      Security D:  See Exhibit D
                                      Security E:  See Exhibit E
                                      Security F:  See Exhibit F

5.       Date of issue, renewal or guaranty of each security:
                                      Security A:  See Exhibit A (all
                                                   transactions were made
                                                   pursuant to the system's
                                                   current Money Pool Agreement
                                                   dated March 23, 1998 as
                                                   amended)
                                      Security B:  See Exhibit B
                                      Security C:  See Exhibit C
                                      Security D:  See Exhibit D
                                      Security E:  See Exhibit E
                                      Security F:  See Exhibit F

6.       If renewal of security, give date of original issue:  Not applicable

7.       Date of maturity of each security:
                                       Security A:  Demand Loans
                                       Security B:  Demand Loans
                                       Security C:  Demand Loans
                                       Security D:  Demand Loans
                                       Security E:  Demand Loans
                                       Security F:  Demand Loans

8.       Name of the person to whom each security was issued, renewed or guaranteed:
                                       Security A:  Not applicable (loans to and
                                                    contributions by non-utility
                                                    participants of the system's
                                                    Money Pool)
                                       Security B:  Horizon
                                       Security C:  NFG
                                       Security D:  Seneca
                                       Security E:  Horizon
                                       Security F:  NFG

9.       Collateral given with each security, if any:  None

10.      Consideration received for each security:  Cash
                                            Security A:  See Exhibit A
                                            Security B:  See Exhibit B
                                            Security C:  See Exhibit C
                                            Security D:  See Exhibit D
                                            Security E:  See Exhibit E
                                            Security F:  See Exhibit F

11.      Application of proceeds of each security:   General business purposes

12.      Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each  security was exempt from the provisions of Section 6(a) because of
         a.  the provisions contained in the first sentence of Section 6(b):
         b.  the provisions contained in the fourth sentence of Section 6(b):
         c.  the provisions contained in any rule of the Commission other than
             Rule U-48:  X

13.      If the security or securities were exempt from the provisions of
         Section 6(a) by virtue of the first sentence of Section 6(b),  give the figures  which  indicate  that the  security  or  securities  aggregate
         (together  with all  other  than  outstanding  notes  and  drafts  of a maturity  of nine  months or less,  exclusive  of days of grace,  as to which such company is primarily or secondarily  liable) not more than 5 per  centum  of the  principal  amount  and  par  value  of  the  other securities of such company then outstanding:  Not applicable.

14.      If the security or securities are exempt from the provisions of Section
         6(a) because of the fourth  sentence of Section 6(b), name the security outstanding  on  January 1,  1935,  pursuant  to the terms of which the
         security  or  securities   herein  described  have  been  issued:   Not
         applicable.

15.      If the security or securities are exempt from the provisions of Section
         6(a)  because  of any  rule of the  Commission  other  than  Rule  U-48 designate the rule under which exemption is claimed: Rule 52.

SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935,  the  undersigned  companies have duly caused this Form to be signed on their behalf by the undersigned thereunto duly authorized.

NATIONAL FUEL GAS COMPANY

By:  /s/ P. C. Ackerman
   -----------------------------------------
         P. C. Ackerman
         President

SENECA RESOURCES CORPORATION

By:  /s/ J. A. Beck
   -----------------------------------------
         J. A. Beck
         President

NATIONAL FUEL GAS SUPPLY CORPORATION

By:  /s/ D. J. Seeley
   -----------------------------------------
         D. J. Seeley
         President

NATIONAL FUEL RESOURCES, INC.

By:  /s/ W. M. Petmecky
   -----------------------------------------
         W. M. Petmecky
         Secretary/Treasurer

HORIZON ENERGY DEVELOPMENT, INC.

By:  /s/ P. C. Ackerman
   -----------------------------------------
         P. C. Ackerman
         President

HIGHLAND FOREST RESOURCES, INC.

By:  /s/ J. A. Beck
   -----------------------------------------
         J. A. Beck
         President

DATA-TRACK ACCOUNT SERVICES, INC.

By:  /s/ P. C. Ackerman
   -----------------------------------------
         P. C. Ackerman
         President

LEIDY HUB, INC.

By:  /s/ W. E. DeForest
   -----------------------------------------
         W. E. DeForest
         President

SENECA INDEPENDENCE PIPELINE COMPANY

By:  /s/ W. E. Deforest
   -----------------------------------------
         W. E. DeForest
         President, Secretary and Treasurer

NIAGARA INDEPENDENCE MARKETING COMPANY

By:  /s/ T. L. Atkins
   -----------------------------------------
         T. L. Atkins
         Treasurer

UPSTATE ENERGY INC.

By:  /s/ T. L. Atkins
   -----------------------------------------
         T. L. Atkins
         Treasurer

UNITED ENERGY, A.S.

By:  /s/ P. C. Ackerman
   -----------------------------------------
         P. C. Ackerman
         Director

HORIZON POWER, INC.

By:  /s/ B. H. Hale
   -----------------------------------------
         B. H. Hale
         President

HORIZON ENERGY DEVELOPMENT B.V.

By:  /s/ B. H. Hale
   -----------------------------------------
         B. H. Hale
         Managing Director

NATIONAL FUEL EXPLORATION CORP.

By:  /s/ D. H. Ibach
   -----------------------------------------
         D. H. Ibach
         President

Date:    November 29, 2001

Company Key
-----------
                                                 Names Used In
Company                                          Schedules For This Report
-------                                          -------------------------
National Fuel Gas Company                        NFG
National Fuel Gas Distribution Corporation       NFGDC
National Fuel Gas Supply Corporation             NFGSC
Seneca Resources Corporation                     Seneca
Horizon Energy Development, Inc.                 Horizon
Data Track Account Services, Inc.                Data Track
Highland Forest Resources, Inc.                  Highland
National Fuel Resources, Inc.                    NFR
Utility Constructors, Inc.                       UCI
Leidy Hub, Inc.                                  Leidy
Seneca Independence Pipeline Company             SIP
Upstate Energy, Inc.                             Upstate
United Energy, a.s.                              United
National Fuel Exploration Corp.                  NFEC
Horizon Energy Development B.V.                  Horizon B.V.
Horizon Power, Inc.                              Power